  EXHIBIT 99.14

CERTIFICATE OF AUTHOR

I, Dell Maeda, P.Eng., of Richmond, British Columbia, do hereby certify that:

1	I am currently employed as an Engineering Manager with Fluor Canada Ltd. with an office at 1075 W. Georgia St., Suite 700, Vancouver, British Columbia V6E 4M7.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I am a graduate of University of BC in Vancouver, Canada (Bachelor / Master of Applied Science in 1987). I am a member in good standing of the Association of Engineers and Geoscientitist British Columbia (License #17,470). I have experience in Materials and Mechanical Engineering, as well as Engineering Management and Project Management.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have visited the Skouries Property from 3 - 5 November 2021 for 3 days.

5	I am responsible for Section 21 and parts of 1, 18, 25, and 26 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed and Sealed”

Dell Maeda

__________________________

Dell Maeda, P. Eng.

Engineering Manager

Fluor Canada Ltd.